Exhibit 99.8

Consultant Agreement

                    BLACK DOG COMMUNICATIONS GROUP, INC..


Roy Warren
CEO
Bravo Foods International Corp.
11300 U.S. Highway 1, Suite 202
North Palm Beach, Fl 33408

Dear Roy:

      This letter agreement ("Agreement") sets forth the terms and conditions under which Black Dog Communications Group, Inc.,10430 Rio Lindo, Delray Beach, FL 33446 ("Agency") agrees to provide marketing communications, public and investor relations and related consulting services to Bravo Foods International Corp. ("Client"), effective as of March 12, 2004 (the "Effective Date").

1. Services. Agency shall act as agent of Client to provide a broad range of marketing communications, investor relations, public relations and/or advertising services to Client as set forth in Attachment A. In addition, Agency is prepared to provide a variety of special services to Client through Agency's own facilities or those of companies affiliated with Agency. Compensation and other material terms and conditions for these special services will be agreed upon in advance and in writing.

2.    Compensation And Expenses.
      --------------------------
      For our services and outlays on your behalf, you agree to pay us compensation as follows:

            a. Retainer Fee. Client shall pay Agency an initial retainer fee (the "Fee") of $4,500 upon execution of this Agreement with work to commence thereafter. After the execution of said agreement, Client shall pay Agency a monthly retainer of $5,500 per month in immediately transferable/redeemable stock for a period of two months with said payments due at the end of the initial term. Upon the conclusion of the initial three month period, both parties will meet to assess progress and if agreed, the services shall be renewed at the prevailing rate for an agreed upon time to be outlined in writing as an addendum to this contract.

            b. Hourly Fee. For any additional work over and above what is contracted for in Attachment A, Client shall pay Agency its standard hourly time charge incurred by Agency on Client's behalf. The standard hourly rate of $250 per hour will apply and a written estimate of hours will be supplied to the Client prior to the commencement of any additional work

            c. Expenses. Client shall reimburse Agency for all Agency's reasonable, actual outofpocket expenditures upon Client's receipt of itemization thereof, including but not limited to media luncheons, travel, media wire service postings and media list research, trademark search reports and related outside vendor charges, sales tax, freight shipping, printing, mail, telephone, facsimiles, messenger and courier services. Any major expenditures (i.e.: video, print production, broadcast) or single expense in excess of $500 will require Client's prior approval and be billed directly to Client by the vendor.


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3.    Billing
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      a.    Agency shall bill Client for the Fee and any hourly time
charges that exceed the Fee, the reimbursable expenses incurred by Agency during the previous and/or prior months, and any current outside vendor estimated or reconciliation amounts. Payment is due upon receipt. In the event payment is not timely received, Agency reserves the right to charge Client simple interest on any past due amounts computed at 1 1/2% over the prime rate of interest in effect at Citibank, N.A., in New York City until such payment is received. Client agrees to reimburse Agency for any costs incurred (including reasonable attorneys' fees and court costs) in connection with Agency's attempts to collect any sums that are over thirty
(30) days past due. In the event of a disputed charge, Client shall notify Agency in writing of the disputed amount within ten (10) days of the receipt, specifically identify the reason for the dispute, and pay all undisputed amounts owed while the dispute is under negotiation.

      b. When applicable, media will be pre-billed and Client's payments must be received by Agency prior to or at the time the media commitment is made, regardless of when the release of funds to broadcast stations and print publications is due and owing, unless Client has established a credit line in excess of the total media buy. Original media billing will be based on the cost of the media time or space ordered by Agency on Client's behalf and will be adjusted to actual amounts once the station/publication invoices have been received and processed.

4.    Termination
      -----------

      a. This Agreement is effective as of the Effective Date first stated above. This Agreement, will continue in full force and effect from the Effective Date for a period of three months. Upon the conclusion of the initial three month period, both parties will meet to assess progress and if agreed, the services shall be renewed at the prevailing rate for an agreed upon time to be outlined in writing as an addendum to this contract.

      b. Upon termination, any materials or services Agency has committed to purchase for Client shall be paid for by Client and Agency shall receive applicable compensation as outlined herein. Agency shall transfer, assign and make available to Client or Client's representative all property and materials in Agency's possession or control belonging to and paid for by Client, provided that there is no overdue indebtedness then owing by Client to Agency.

5. Third Party Contracts. Client authorizes Agency, subject to Client's prior written consent, to enter into contracts with third parties in the event it is determined that such contracts are necessary to properly perform services on Client's behalf. Client assumes full liability and responsibility for any expenditures resulting from contracts with such third parties. While Agency shall endeavor to guard against any loss to Client resulting from the failure or proper performance by any third party, Agency shall not be liable or responsible for any such failure or loss. In addition, Client agrees to indemnify and hold Agency harmless for any expenses, costs, attorneys fees or related items incurred by Agency as a result of Client's failure to pay any and all amounts owed to third parties or any claims raised by third parties against Agency related to such contracts.

6. Default in Payment. Client understands and acknowledges that Agency shall have the option not to begin work or continue to perform services on behalf of client if any payments due under the terms of this agreement are not paid in full on date on which payment is due. In the event Agency elects to cease performing services on behalf of Client due to Client's failure to pay, Agency will provide Client with written notice of its election and Client will have three (3) days to cure any default. In the event payment in full is not received within the three (3) day period, Agency shall have the right to immediately terminate its agreement with Client. In the event of a termination due to Client's failure to pay, Client will remain solely liable for outstanding obligations incurred pursuant to


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this Agreement, including any non-cancelable or nontransferable third party contract(s), all obligations to reimburse Agency and/or third parties, and Client hereby agrees to indemnify Agency and to hold Agency harmless with respect to any and all such obligations as provided in Paragraph 5 above.

7. Confidentiality. Agency shall take reasonable steps to ensure that information or materials Client specifically identifies as proprietary or confidential information ("Confidential Information") supplied by Client to Agency is not disclosed to any third party. Confidential Information does not include information known to Agency prior to disclosure by Client, information that is publicly known or information available from or disclosed by a third party not bound in a confidential relationship with Client. Agency shall inform Client of all requests for or inquiries into Client's Confidential Information by third parties and shall only provide same when legally obliged to do so after notice to Client. In the course of performing the services required of Agency hereunder, Agency may disclose Confidential Information as Client shall have approved for disclosure.

8. Ownership; Use Of Materials. Subject to any third party rights in licensed elements, Client shall be sole owner of all rights in and to materials developed and produced by Agency on Client's behalf, provided Client has paid all invoices due and owing to Agency pursuant to this Agreement. Client understands and agrees that its rights in any third party materials or any services including, without limitation, stock photos, licensed materials or talent and talent residuals, are subject to any terms and conditions set forth in any applicable agreement. Agency may use Client's name and any non-confidential materials produced hereunder in Agency's portfolio, on Agency's web site, intranet, and for internal and trade purposes. Agency will be required to obtain Client's advance approval to utilize Client's trademarks or any Client materials or information to be in press releases, Agency brochures, or submission for awards.

9. Non-Solicitation. During the Term hereof and for a six-month period thereafter, Client shall not solicit, employ, or attempt to employ (whether as employee, consultant or otherwise) any employee of Agency without Agency's prior written consent. If Client engages the services of an employee of Agency during the Term hereof or six months thereafter, Client agrees to pay Agency a fee calculated as twenty (20%) of that person's annual salary and any other compensation.

10. Client Obligations. Client shall be responsible for the accuracy, completeness and propriety of: (a) information concerning Client's organization, products, services and competitors' products and services;
(b) any ideas or directions provided to Agency; (c) compliance with all securities laws and regulations and/or all other Client industry laws and regulations; (d) rights, licenses and permissions to use materials furnished to Agency by Client or on Client's behalf in the performance of this Agreement; and (e) the content of any press releases or other disseminated statements approved by Client.

11. Indemnification. Client shall defend, indemnify and hold Agency harmless from and against any loss, damage, liability, claim, demand, action, cost and expense (including reasonable attorneys' fees and costs) (collectively "Loss") resulting from claims made against Agency by any third party, including any governmental entity, which arises out of or in connection with Client's obligations under Paragraph 10 above; information or materials supplied by Client or a third party authorized by Client to Agency; as a result of any governmental investigation, proceeding or administrative hearing regarding the Services; including any issue of safety, product liability or nature or use of or performance of Client's products, services or premiums. Client's indemnity obligations shall include, without limitation, payment to Agency for any and all personnel time incurred in connections with any such claim, suit, proceeding or subpoena based upon Agency's then-current hourly rates.


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12.   Limitation Of Liability. In no event whatsoever shall either party be liable to the other hereunder for any incidental, indirect, special, consequential or punitive damages or lost profits under any tort, contract, strict liability or other legal or equitable theory arising out of or pertaining to the subject matter of this Agreement, even if said party has been advised of the possibility of or could have foreseen such damages.

13. Use of Materials By Third Parties. After material has been issued by Agency to the news media or to another third party, its use is no longer under Agency's control. Agency cannot assure the use of news material by any news organization. Similarly, Agency cannot control the form or manner of use by the news media or others of the material, including, but not limited to, the accurate presentation of information supplied by Agency. It is understood and agreed that Agency does not stipulate or guarantee specific or overall results or returns from public relations, publicity, research or any other activity performed by Agency.

14. Modification of Plans. In the event Client modifies or cancels any plans or work in process, Client agrees to assume Agency's liability for all authorized commitments, to reimburse Agency for all expenses incurred relating thereto, to pay Agency any related service charges in accordance with the provisions of this Agreement relating thereto, and to indemnify Agency for all claims and actions by third parties for damages and expenses that result from carrying out Client's instructions.


15. Force Majeure. Agency shall not be liable for any delay or failure to carry or make continuously available the Services if such delay or failure is due to any cause beyond the control of Agency, including without limitation restrictions of law or regulations, labor disputes, acts of God, acts of terrorism or war, telecommunications, network or power failures or interruptions, or mechanical or electronic breakdowns.

16. Arbitration And Governing Law. Any controversy or claim arising out of or related to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules. The controversy or claim shall be settled by a single arbitrator, and all hearings shall be held in the city in which Agency is located. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction. In rendering the award, the arbitrator shall interpret this Agreement in accordance with the substantive laws of the city in which the Agency is located, without regard to its conflict of law rules.

17. Waiver. No waiver of any provision or of any breach of this Agreement shall constitute a waiver of any other provisions or any other or further breach, and no such waiver shall be effective unless made in writing and signed by an authorized representative of the party to be charged with such a waiver. Nor shall a onetime waiver of a single provision constitute a permanent waiver of that party's rights under said provision.

18. Entire Agreement; Severability. This Agreement constitutes the parties' entire understanding of the matters set forth herein and supersedes any prior understanding or agreement concerning the subject matter hereof. This Agreement may only be modified in a writing signed by the parties hereto. In the event that any provision of this Agreement shall be illegal or otherwise unenforceable, such provision shall be severed, and the balance of the Agreement shall continue in full force and effect.

19. Affiliated Entities. When applicable, we shall submit a statement concerning the business and operations of those entities affiliated with the Agency, which might be utilized by Agency in performing services on Client's behalf. Client may, at its option, determine whether or not to use the services of the affiliated entities. Estimates will be submitted for written approval before


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agreed upon work proceeds. Unless otherwise agreed to by the parties, the terms and conditions of this Agreement shall govern Client's relationship with any of Agency's affiliated entities.

If the above meets with your approval, kindly indicate your consent by signing both enclosed originals of this letter where indicated, return one to us and retain the other for your files.

Very truly yours,                         ACCEPTED & AGREED
Shepard R. Doniger, President                   CLIENT
Black Dog Communications Group, Inc.,.
By: /s/ Shepard R. Doniger                By: /s/ Roy G. Warren
    ----------------------                    -----------------
Printed Name: Shepard R. Doniger          Printed Name: Roy G. Warren
Title: President                          Title: CEO
Date: 4/17/04                             Date: 4/17/04


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